11017356

TATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67583

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CAPSTONE GLOBAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 WORLD TRADE CENTER, 250 GREENWICH ST 30TH FL
(No. and Street)

NEW YORK	NEW YORK	10007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT V. MCGANN (212) 232 - 1448
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Paul Britton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capstone Global Markets, LLC, as of December 31st, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not Applicable

LAUREN COWELL
NOTARY PUBLIC-STATE OF NEW YORK
COUNTY OF NEW YORK
NO: 01CO6173206
COMMISSION EXPIRES 08/20/2011

Notary Public

Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Capstone Global Markets, LLC
Index
December 31, 2010

Page(s)

Report of Independent Auditors 1

Financial Statements

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3–7

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Report of Independent Auditors

To the Member of
Capstone Global Markets, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Capstone Global Markets, LLC (the "Company") at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Capstone Global Markets, LLC
Statement of Financial Condition
December 31, 2010

Assets		
Cash and cash equivalents	$	1,447,296
Due from clearing broker-dealers		1,024,835
Commissions receivable		425,404
Prepaid expenses		99,814
Fixed assets, net of accumulated depreciation and amortization		93,062
Receivable from related parties and affiliates		82,846
Total assets	$	3,173,257
Liabilities and Member's Equity		
Payroll liabilities	$	1,665,237
Accounts payable and accrued expenses		416,592
Brokerage payable		101,634
Payable to affiliate		2,232
Total liabilities		2,185,695
Member's equity		987,562
Total liabilities and member's equity	$	3,173,257

1. Organization and Nature of Business

Capstone Global Markets, LLC (the "Company") is a New York limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association ("NFA") and the International Securities Exchange ("ISE").

The Company earns commission income as a broker by introducing and forwarding transactions in listed equities and options and accounts of customers to another broker-dealer who carries such accounts on a fully disclosed basis. The Company has received permission from FINRA to trade for its own account, but has not expanded its operations to engage in this activity.

2. Summary of Significant Accounting Policies

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At December 31, 2010 the Company's clearing broker-dealers held net assets of $1,024,835 on behalf of the Company.

Additionally, cash balances are held at a bank and may at times exceed the insurable limit of the Federal Deposit Insurance Corporation ("FDIC"). The Company believes it mitigates its risk by investing in or through major financial institutions and actively monitoring the credit standing of those institutions.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying value of financial instruments including due from clearing broker-dealers, and accounts payable and accrued expenses, approximates their fair value due to the relatively short-term nature of these instruments. All of the Company's financial instruments are Level 1 under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820: Fair Value Measurements and Disclosures.

Revenue Recognition

Equity and option transactions are recorded on a trade date basis.

Depreciation and Amortization
The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of five to seven years. Purchased software is depreciated over three years. Depreciation is computed on a straight-line basis for financial reporting purposes and on an accelerated basis for tax reporting purposes.

Distributions to Members
The allocation of revenues and expenses to the Company's sole managing member is based on the Company's operating agreement. For the year ended December 31, 2010, there were $886,735 in distributions charged to the sole managing member's capital account.

Income Taxes
The Company has adopted the provisions of ASC 740-10: Income Taxes beginning in 2009. Adoption of ASC 740-10 did not have a material effect on the Company's financial condition, results of operations, or cash flows. The last open tax year that the Company is subject to examination is 2007.

Recent Accounting Developments
In May 2009, the FASB issued amended accounting principles related to subsequent events, which codify the guidance regarding the disclosure of events occurring subsequent to the statement of financial condition date. These amended principles do not change the definition of a subsequent event (i.e., an event or transaction that occurs after the statement of financial condition date but before the financial statements are issued). The Company has evaluated subsequent events through February 25, 2011.

The Company has reviewed pronouncements issued during the period covered by the audit and has adopted those which the Company believes to be pertinent.

The adoption of such recent accounting pronouncements does not have a material impact on its financial condition.

3. Receivable from Clearing Broker-Dealers

Amounts receivable from the Company's clearing broker-dealers at December 31, 2010, consist of the following:

Due from Goldman Sachs Execution and Clearing, L.P.	$	953,794
Due from Fortis Clearing, LLC		71,041
	$	1,024,835

4. Securities Owned and Sold, Not Yet Purchased

As of December 31, 2010 the Company had no marketable securities owned or sold, not yet purchased.

5. Fixed Assets, Net of Accumulated Depreciation and Amortization

A summary of the components of furniture, equipment and purchased software at December 31, 2010 is as follows:

Furniture & equipment	$ 95,742
Purchased software	42,955
Accumulated depreciation and amortization	(45,635)
Fixed assets, net of accumulated depreciation and amortization	$ 93,062

6. Related Party Transactions

The Company executes certain trades on behalf of funds advised by Capstone Investment Advisors, LLC, an affiliated investment advisor registered with the SEC. During 2010, the Company earned commission income of $698,767 from transactions with funds managed by the affiliate. At December 31, 2010, the Company had receivables of $57,409 from funds managed by its affiliate, which are shown on the accompanying statement of financial condition. The Company incurred a charge on behalf of its parent company, Capstone Holdings Group II, LLC. At December 31, 2010, the Company had a receivable of $753 from this affiliate, which is shown on the accompanying statement of financial condition.

At December 31, 2010, the Company had a receivable from former employees due to uncollected Cobra health care premiums paid on their behalf. The amount of $24,628 is included in receivable from related parties and affiliates on the accompanying statement of financial condition.

In addition, Capstone Investment Advisors, LLC pays certain expenses on behalf of the Company for which it requests reimbursement. At December 31, 2010 there is $2,232 included in payable to affiliate for such unreimbursed expenses, which is shown on the accompanying statement of financial condition.

In 2010, the Company also earned commission income of $3,697 from transactions with Capstone Global Markets (UK), LLP, an affiliated registered broker-dealer in the U.K. At December 31, 2010, the Company had receivables of $56 from the affiliate, which is shown on the accompanying statement of financial condition.

7. Commitments and Contingencies

The Company shares office space leased by an affiliated party; as part of an on-going expense sharing agreement with the affiliated party, the Company is charged a fixed amount per month for rent and a variable amount per month for supplies, back office services, compliance, and technology support.

In addition, included in payroll liabilities on the statement of financial condition the Company has a liability of approximately $160,858 related to employee compensation agreements which fully vest in 2012.

Deferred compensation liability at December 31, 2010	$ 160,858
Deferred compensation liability and recognition for 2011	111,364
Deferred compensation liability and recognition for 2012	61,869
	$ 334,091

8. Regulatory Requirements

The Company is a member of the Financial Industry Regulatory Authority, the National Futures Association and the International Securities Exchange, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The SEC Uniform Net Capital Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company's net capital was $326,436 which was $180,723 in excess of its net capital requirement of $145,713. At December 31, 2010, the Company's percentage of aggregate indebtedness (as derived from Rule 15c3-1) to net capital was 669.56%. At December 31, 2010, the Company's net capital requirement as a member of the National Futures Association follows the same net capital calculation guidelines of SEC Rule 15c3-1.

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because, as an introducing broker, it clears all transactions with and for customers on a fully disclosed basis with its clearing broker-dealers, and promptly transmits all customer funds and securities to its clearing broker-dealers.

9. Off-Balance Sheet Risk

Pursuant to clearance agreements, the Company clears its equity and option transactions through clearing broker-dealers. Under certain conditions as defined in the clearance agreements, the Company has agreed to indemnify its clearing broker-dealers for losses, if any, which its clearing broker-dealers may sustain from carrying these transactions initiated by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker-dealers monitor collateral on the transactions introduced by the Company.

10. Guarantees

FASB ASC 460: Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under the indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

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Report of Registered Public Accounting Firm
Internal Accounting Control Required by
SEC Rule 17a-5 and CFTC Regulation 1.16

To the Member of Capstone Global Markets, LLC:

In planning and performing our audit of the financial statements of Capstone Global Markets, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") , we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17;
3. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
4. For determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry commodity accounts for customers or perform custodial functions relating to customer's commodity accounts; we did not review the practices and procedures followed by the Company in any of the following:

1. Making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and
2. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-

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5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2011